December 12, 2008
Via Overnight Mail and EDGAR
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on February 29, 2008
File No. 001-16493
Dear Ms. Collins:
This responds to your letter dated November 13, 2008 regarding certain items in the above-referenced document filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Form 10-K Filed on February 29, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 47
1.	We note that during the quarter ended December 31, 2007, the Company reduced its estimate of foreign subsidiaries earnings permanently reinvested due to possible share repurchases and acquisitions. Please tell us how you considered including a discussion regarding management’s changes in its estimated U.S. cash needs and reasons for such a change in your liquidity discussion. In this regard, we note your disclosures on page 48 where you indicate that the Company expects to fund expenditures for future capital requirements, liquidity and strategic operating programs, stock repurchases and semi-annual interest payments from a combination of available cash balances and internally generated funds. It does not appear to be clear from these disclosures that a portion of these funds may come from the repatriation of foreign earnings that were previously reinvested overseas. Also, please further explain how you determined that the Company’s current cash and cash equivalents will not be sufficient to support your share repurchase program and potential acquisitions.

In considering the appropriate discussion around management’s assessment of foreign subsidiaries’ earnings permanently reinvested and foreign cash balances, we noted our disclosures in four places:
MD&A, Critical Accounting Policies, and Estimates, Income Taxes, page 34:
We use the asset and liability approach to account for income taxes. This methodology recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. We then record a valuation allowance to reduce deferred tax assets to an amount that likely will be realized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If we determine in any period that we could realize a larger net deferred tax asset than the recorded amount, we would adjust the deferred tax asset and record a corresponding reduction to our income tax expense for the period. For example, during the quarter ending December 31, 2007, management reduced its estimate of foreign subsidiaries’ earnings permanently reinvested.
MD&A, Results of Operations, Provision for Income Taxes, page 45:
The Company records a deferred tax liability for US taxes expected to be incurred on its foreign subsidiaries’ earnings that are not considered to be permanently reinvested overseas. Prior to the quarter ending December 31, 2007, the Company had anticipated a certain amount of foreign earnings to not be permanently reinvested. During the quarter ending December 31, 2007, due to possible share repurchases or acquisitions, management concluded that a total of approximately $60 million of earnings of a foreign subsidiary were not considered permanently reinvested. This change had the effect of increasing full year tax expense by approximately $13 million.
Item 8, Financial Statements, Note Eight: Income Taxes, page 87:
During the quarter ending December 31, 2007, due to possible share repurchases or acquisitions, management reduced its estimate of foreign subsidiaries’ earnings permanently reinvested. This change could have the effect of increasing the Company’s future dividends from its foreign subsidiaries and thus its future US taxable income.

MD&A, Liquidity and Capital Resources, Cash and Cash Equivalents, page 49:
* * * Approximately 50 percent of the Company’s cash is held outside the U.S. by 39 different foreign entities controlled by the Company.  Most of this foreign cash either cannot be repatriated to the U.S. due to foreign governmental and regulatory controls and/or dividend restrictions based on local earnings and profits or would be subject to additional U.S. or foreign taxes when repatriated.
Considering the guidance in FR-72, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations discouraging multiple disclosures, we believed the material effect of our evaluation of foreign earnings permanently reinvested to be reflected in our results of operations and appropriately disclosed this effect through the related tax disclosures.
In the fourth quarter of 2007, in connection with our yearly budgeting process, management determined that during 2008 it would use approximately $200 million of its cash balances to repurchase its shares on the open market. Prior to this point, management’s expectation was that cash usage for share repurchases would be relatively consistent with levels used in previous years. The yearly average of stock repurchases over the previous three year periods was approximately $130 million.
The estimates of cash required for stock buybacks and acquisitions are highly judgmental. Our evaluation of cash needed for these purposes considered all information available at the time, including but not limited to: the pipeline of possible acquisitions or investments; expected cash generation from operations by region; the location of cash balances and whether foreign funds are located in a low-tax or high tax jurisdiction; applicable withholding taxes; and the ability to utilize excess tax credits.

Contractual Obligations, page 50
2.	Tell us your consideration to disclose the Company’s obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.
Item 303(A)(5) requires the Company to disclose our “known contractual obligations” as of December 31, 2007. The guidance notes that the tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant’s specified contractual obligations. We also note that Section II.B.4 of FR-67, Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations states:
We are not adopting a disclosure requirement for contingent liabilities and commitments. We believe that meaningful disclosure of contingent liabilities and commitments is not necessarily best accomplished by an aggregated disclosure format (either tabular or textual) because such a format would inevitably omit important information about the operative facts and circumstances of contingent liabilities and commitments (e.g., triggering events, probability of occurrence or recourse provisions). In addition, we note that a number of new accounting[74] and disclosure requirements, including these amendments, address a registrant’s contingent liabilities and commitments and may obviate the need for this additional disclosure requirement
In applying Item 303(A)(5) to our obligations for unrecognized tax benefits, we considered our twelve-month forecast of increases or decreases to our obligations for unrecognized tax benefits under FIN 48, paragraph 21.d., as well as our overall assessment of tax examinations, and projected that no payments would be made during the next twelve months for any contingent obligation arising from our unrecognized tax benefits. Outside this one year period, we are unable to make reasonably reliable estimates of the period of payment, if any, due to tax examinations. Accordingly, management does not believe it has the ability to accurately estimate the timing of any contingent liability arising from these unrecognized tax benefits captured within the Company’s deferred tax liability.
We disclosed the uncertainty of tax examinations in Note Eight, Income Taxes, page 90: “Sybase, Inc. or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years before 2004. The Company is no longer subject to Canadian income tax examination for years before 2000. Income tax returns filed in certain state and foreign jurisdictions are under examination.” We considered this information as indicating the uncertainty of future payments, if any, of our obligations for unrecognized tax benefits.
Note One: Summary of Significant Accounting Policies
Net Income per Share, Page 69
3.	We note that in fiscal 2007 and for each of the first three quarters of fiscal 2008, the computation of diluted earnings per share includes the dilutive effects of the Company’s convertible subordinated debt due to the appreciation of the Company’ stock price. We further note such computation includes a comparison of the excess, if any, of the average price of the Company’s common stock over the conversion price of the debt and that the average price is calculated in accordance with the terms of the debt agreement, which states that the debt becomes convertible if the Company’s stock price exceeds 130% of the conversion price for 20 for the last 30 consecutive trading days during a quarter. Please explain further how these disclosures (included in your “net income per share” footnote) compare to Convertible Subordinated Notes” footnote disclosures, included in each of Form 10-Q for fiscal 2008, where you indicate that the stock price did not exceed 130% of the per share adjusted conversion price for the required specified time. Please provide your calculations to support the dilutive effect of the convertible subordinated debt for fiscal 2007 and for each quarter in fiscal 2008 and tell us how your calculations comply with the guidance in paragraphs 30-35 of SFAS 128.
In performing the calculations of the dilutive effect of the convertible subordinated debt we considered the guidance in paragraphs 30-35 of SFAS 128 and EITF Issue No. 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings per Share. Paragraphs 30 (b) and 32 which state in part:
30(b) If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period end market price) and if the result would be dilutive.

32. The number of shares contingently issuable may depend on the market price of the stock at a future date. In that case, computations of diluted EPS shall reflect the number of shares that would be issued based on the current market price at the end of the period being reported on if the effect is dilutive. If the condition is based on an average of market prices over some period of time, the average for that period shall be used. Because the market price may change in a future period, basic EPS shall not include such contingently issuable shares because all necessary conditions have not been satisfied.
In addition paragraph 4 of EITF 04-8, further clarifies the applicable GAAP, including:
4. The Task Force reached a consensus that contingently convertible instruments should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met.
In accordance with the guidance above we have included the dilutive effects of the convertible debt instrument in periods that the average share price as defined in the debt agreement, exceeds the initial conversion price or the applicable adjusted initial conversion price of $25.22 and $24.99 per share, respectively. (In accordance with the terms of the debt agreement the initial conversion price was adjusted in conjunction with our April 2008 self tender offer)
The terms of the debt agreement also provide the holders of the debt instrument with the right to convert the notes into the right to receive the conversion value under certain circumstances including when the Company’s stock price exceeds 130% of the initial and adjusted initial conversion price, or $32.79 and $32.49, respectively.
For periods ended December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008 the average share price was in excess of the applicable initial and adjusted initial conversion prices but less than 130% of the applicable conversion prices described above. At these share price points the put right has not been triggered but the contingently issueable shares are included diluted earnings per share and computed as follows:

	Period Ended
	Dec. 31,	Mar 31,	June 30,	Sept. 30,
	2007	2008	2008	2008
Average share price ( 20 of last 30 trade days)	25.88	26.60	32.04	33.66
Conversion Price (Initial and Adusted Initial as applicable)	25.22	25.22	24.99	24.99

Average Share Price in excess of Conversion Price	0.67	1.39	7.05	8.67

Convertible Debt Proceeds	460,000,000	460,000,000	460,000,000	460,000,000
Conversion Price (Initial and Adusted Initial as applicable)	25.2180	25.2180	24.9875	24.9875

Equivalent Shares	18,240,939	18,240,939	18,409,200	18,409,200
Average Share Price in excess of Conversion Price, per above	0.67	1.39	7.05	8.67

Conversion Spread Value	12,157,586	25,281,941	129,747,927	159,635,263
Average share price ( 20 of last 30 trade days)	25.88	26.60	32.04	33.66

Additional dilutive shares included in dilutive EPS	469,686	950,306	4,050,130	4,742,721

Note Two: Financial Instruments
Cash, Cash Equivalents and Cash Investments, Page 71
4.	We note that at September 30, 2008 the Company held $403.3 million of investments in mutual funds, which you classified as cash and cash equivalents. Revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument. Tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regards to your investments in mutual funds. In this regard, considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.
At September 30, 2008 the Company held $403.3 million of investments in mutual funds, which are classified as cash and cash equivalents. All mutual fund investments are in money market funds. The following table summarizes money market fund investments at September 30, 2008 (in millions):

Money Market Fund	Amount
Royal Bank of Scotland	$133.9
Wells Capital Management	74.1
Citi Group	71.9
US Bank	52.2
Deutsche Bank	25.1
JP Morgan Chase	23.2
Den Norske Bank	5.1
Bank of America	3.9
Royal Bank of Scotland UK	1.3
Others	12.6
Total	$403.3
None of the money market fund investments above have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets or general illiquidity conditions. None of the money market fund investments above have imposed limits on redemptions.
In future annual filings the Company will expand the disclosure in Note One, Concentrations of Credit Risk, to include a reference that cash equivalents include money market funds (economic characteristic) and the maximum amount of possible loss related to the money market funds.

Note Seven: Stockholders’ Equity
FFI Stock Option Plans, page 80
5.	We note that Company established the 2000 and 2001 FFI Stock Option Plans whereby you are authorized to grant options in FFI, a majority-owned subsidiary of the Company. We further note that since FFI is not a public company, the fair market value of the shares issued under these plans have been determined by the Company and supported by a valuation prepared by an independent valuation expert. Please explain further the nature and extent of the Company’s reliance on the independent specialist. If you choose to rely on an independent third party, you should identify the independent firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your previously filed Forms S-8 and Forms S-3. Please tell us how you considered the guidance in Rule 436(g) and Regulation C and how you intend to comply with such guidance.
We kindly refer to our response in letter to the Staff dated June 6, 2007. Under item 10, “Note Seven: Stockholders’ Equity, page 72, we have described for the Staff the nature and extent of the Company’s reliance on the independent specialists. Such response reads in part as follows:
“...In 2002 and onward, the Company’s valuation of both FFI and iAS and the related per share values has been assessed based on the valuation work required for purposes of the annual goodwill impairment analysis under SFAS 142. The SFAS 142 valuation work was performed with the assistance of independent valuation experts. The methodologies employed in this valuation work were consistent with those specified in the TPA subsequently issued by the staff of the AICPA, Valuation of Privately-Held-Company Equity Securities Issued as Compensation...”
In addition, we advise the Staff no options have been granted in under the FFI stock Option Plans since 2004 and that total stock compensation expense recognized in 2007 related to FFI options was $28,075, as such the reference to a specialist will be deleted in future filings.
Note Eight: Income Taxes, page 87
6.	We note the Company’s tax valuation allowance primarily relates to the deferred tax assets that the Company believes are “unlikely to be realized”. Please confirm that the Company has reduced your deferred tax assets based on the weight of available evidence that it is more likely than not (a likelihood of more than 50 percent) that some portion of the deferred tax asset will not be realized pursuant to the guidance in paragraph 17(e) of SFAS 109. If true, please revise your disclosures to indicate such.
We confirm that the Company has reduced its deferred tax assets based on the weight of available evidence that it is more likely than not (a likelihood of more than 50 percent) that some portion of the deferred tax asset will not be realized pursuant to the guidance in paragraph 17(e) of SFAS 109. We agree to use the phrase “more likely than not (a likelihood of more than 50 percent)” in future filings starting with our Form 10-K for the year ending December 31, 2008.

7.	We also note from your disclosures on page 87 that the Company has generated pre-tax net income, from both your US and foreign operations, for each of the last three fiscal years. In addition, we note that the Company realized a portion of your valuation allowance during each of the last three fiscal years as you were able to utilize some of the loss carryforwards and tax credits. Considering the significant pre-tax net income generated and the use of loss carryfowards for each of the last three fiscal years, tell us and disclose how the Company determined that it is more likely than not that some portion of your deferred tax assets will not be realized. In this regard, describe, in reasonable detail, the nature of the positive and negative evidence that you considered to assess the likelihood of realizing the deferred tax assets. Indicate how the positive and negative evidence was weighted. See paragraph 20 through 24 of SFAS 109. Indicate the amount of deferred tax assets that will impact your results of operations, and describe the circumstances and timing under which such amounts would be recognized.
At December 31, 2007, the Company eliminated its remaining valuation allowances associated with general basket foreign tax credits and federal research and development tax credits, while retaining its valuation allowances on US federal net operating losses relating to certain acquired businesses, passive basket foreign tax credit carryforwards and certain state net operating loss and credit carryforwards.
In the fourth quarter of 2007 the Company’s management, as was its historical practice, prepared a three year (2008-2010) consolidated earnings forecast which was then reviewed with the Company’s Board of Directors. In general, we primarily relied upon taxable income derived from these projections when assessing the realizability of our tax assets. Taxable income was derived by allocating the forecast between the various geographic regions in which the Company does business and adjusting it for estimated future temporary and permanent taxable differences to arrive at applicable taxable income. Practical tax planning strategies were also considered, primarily the repatriation of certain foreign earnings.
In accessing the appropriate time period to be used for the forecast, management has consistently believed that is it very difficult to project US taxable income beyond a relatively short time period. After considering changing business environments and strategies and the uncertainty of future temporary and permanent taxable differences, we do not believe jurisdiction based forecasts of US taxable income exceeding three years should be relied upon when assessing the realizability of tax assets.
Our evaluation of positive and negative evidence led us to conclude that as of December 31, 2007 our US federal research credits and general basket foreign tax credits still carrying valuation allowances were more likely than not to be realized. This conclusion was based in part on the significant increase in the Company’s U.S. book and taxable income during 2007 along our three year earnings forecast (including tax planning strategies) which indicated the credits would be fully used. The primary negative evidence was some history of tax credits expiring unused. Based on the relative strength of the positive and negative evidence we concluded that the Company would more likely than not be able to utilize these assets and reversed the associated valuation allowances.
In contrast, our evaluation of positive and negative evidence led us to conclude that our US federal net operating losses relating to certain acquired businesses, our passive basket foreign tax credit carryforwards and certain state net operating loss and credit carryforwards were not more likely than not to be realized. Unlike the US federal research credits and general basket foreign tax credits, these losses and state credits have significant limitations on their annual use, and usage cannot, under applicable tax law, be increased by practical tax planning strategies. Additional negative factors considered included a history of state tax credits not being used during the preceding years and the fact that in certain instances the utilization of the state assets and passive basket foreign tax credit carryforwards would not be improved by an increase in pre-tax earnings. Most importantly, our earnings forecast only indicated a limited usage of the assets.
We provide below the positive and negative evidence we considered under SFAS 109, paragraphs 20 through 24 of SFAS 109, for those assets which still retained a valuation allowance at December 31, 2007.
Valuation Allowance – Passive Basket Foreign Tax Credit Carryforward
Negative evidence included limited historical usage, the limitation that these credits can only be used against a very limited class of income (low-tax passive basket foreign source income), and the difficulty in projecting passive basket bank interest income. Positive evidence for these credits included the absence of any recent expirations and a carryforward period through 2016. Based on the above evidence, we assessed the realization of our deferred tax asset relating to passive basket foreign tax credits as not being more likely than not primarily do to the significant limitation on their usage.
Valuation Allowance – Federal Capital Loss Carryforward
Negative evidence included the limitation on using capital losses against only capital gains, the absence of a recurring source of capital gains, the absence of potential to carryback the loss, the limited remaining 3 year carryforward period, and a significant amount of federal capital loss carryforwards expiring in 2007. No positive evidence existed. Based on the above evidence, we assessed the realization of our deferred tax asset relating to capital loss carryforwards as not being more likely than not.
Valuation Allowance – Federal Net Operating Loss
Negative evidence associated with the usage of these assets included the limitation on the annual usage under applicable tax law and our projections indicating that even if we assumed full utilization of the yearly limited usage, substantially all these losses remain after the Company’s three year projection period. We also noted that increases in taxable income would fail to improve utilization due to the yearly limitation. Further negative evidence included the absence of carryback potential, and the absence of other means to utilize these assets including: practical tax planning strategies; sales backlog that would produce sufficient taxable income to realize this deferred tax asset; an appreciated asset that could be sold to realize the deferred tax asset.
Positive evidence included the absence of a history of these losses expiring unused, a relatively long carryforward period, and the projection of some usage during the next three years of certain losses. That said, we noted that excluding irregular foreign dividends, we earned US taxable income in only 2 of the last 4 years ending December 31, 2007.
Based on the above evidence, we assessed the realization of our deferred tax asset relating to US federal net operating loss carryforwards as being not more likely than not.

Valuation Allowance — State Research Credit and Loss Carryforwards
Negative evidence included the use of these credits in only one out of the last four years and projections indicating only limited use of these assets within a three year period. Negative evidence included uncertainty of the level of future taxable income in the relevant States and thus use of these credits and losses. Sybase’s taxable income for each State depends on US taxable income, and each State’s payroll, property and revenue (apportionment factors). The Company’s relevant State apportionment factors (which directly impact the state taxable income necessary to utilize the tax assets) have a fair degree of uncertainty. Our apportionment factors have changed meaningfully in the past due to acquisitions, employment changes, and the movement of where certain activities are performed. We considered the inability to reliably project future state taxable income negative evidence.
Further negative evidence included the absence of carryback potential, the absence of practical tax planning strategies, the absence of sales backlog that would produce sufficient taxable income to realize this deferred tax asset, and the absence of an appreciated asset that could be sold to realize the deferred tax asset.
Positive evidence included their indefinite carryforward period for some of the credits and some projected use during the next three years.
Based on the above evidence, we assessed the realization of our deferred tax asset relating to State credit and loss carryforwards as being not more likely than not.
Deferred Tax Assets Impacting Our Results of Operations
As of December 31, 2007, approximately $48 million of our valuation allowance related to acquired deferred tax assets on which realization would reduce goodwill and therefore would have no effect on our results of operations. Approximately $27 million of our valuation allowance related to federal foreign tax credits, federal capital loss carryforwards and State credit and loss carryforwards that would affect our results of operations when recognized. These deferred tax assets would be recognized in those year or years if and when income of the appropriate character is earned and, for State credits and losses, apportioned to the relevant States.
Approximately $16 million of our valuation allowances are associated with the impact of stock option deductions. Under SFAS 123(R), Footnote 82, we cannot reduce these valuation allowances until deferred tax assets relating to attributes connected with them are used to reduce current tax payable.
In connection with our response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (925) 236-5316 if you have any questions regarding any of the Company’s responses.
/s/ Jeffrey Ross
Jeffrey Ross
Senior Vice President and CFO
Sybase, Inc.